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                     August 10, 2022

       Xinpeng Luo
       Chief Accountant
       Guangshen Railway Company Limited
       No. 1052 Heping Road, Luohu District
       Shenzhen
       People's Republic of China 518010

                                                        Re: Guangshen Railway
Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-14362

       Dear Mr. Luo:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation